UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ☒             Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Second Quarter 2020 Results of International Game Technology PLC

On August 4, 2020, International Game Technology PLC reported results for the quarter ended June 30, 2020.

A copy of the press release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith.  In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Exhibit Number	Description

99.1	Press Release “International Game Technology PLC Reports Second Quarter 2020 Results,” dated August 4, 2020

99.2	Presentation “2020 Second Quarter Results ended June 30, 2020,” dated August 4, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release “International Game Technology PLC Reports Second Quarter 2020 Results,” dated August 4, 2020

99.2	Presentation “2020 Second Quarter Results ended June 30, 2020,” dated August 4, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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